UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

Commission file number: _____________

SILVERCREST MINES INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

     Suite 501, 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
(604) 694-1730
(Address and Telephone Number of Registrant’s Principal Executive Offices)

     CT Corporation
111 Eighth Avenue
New York, NY 10011
(800) 624-0909
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [   ] Yes   [X]   No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). [   ] Yes   [   ]   No

EXPLANATORY NOTE

SilverCrest Mines Inc. (the “Company”, the “Registrant” or “SilverCrest”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

On January 10, 2011, the Company accepted an offer of settlement with the United States Securities and Exchange Commission (“SEC”) in connection with an administrative proceeding instituted pursuant to Section 12(j) of the Exchange Act. This resulted in a voluntary revocation of the registration of each class of the Company's securities and, therefore, halted trading of the Company's common shares. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(g) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This registration statement on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;

  risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
  risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to potential litigation;
  risks related to the global economy;
  risks related to environmental laws
  risks related to the Company’s status as a foreign private issuer;
  risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
  risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The Division of Enforcement of the SEC commenced an Order Instituting Proceedings against the Company on December 3, 2010 due to the Company’s prior management’s failure to file its periodic reports pursuant to the Exchange Act. However, there can be no assurance that the Company will be able to comply with the periodic reporting requirements under the Exchange Act should this registration statement be declared effective. In such a case, shareholders may be unable to publicly resell their shares if another proceeding is commenced pursuant to Section 12(j) in addition to being unable to avail themselves to reasonably current public information as is required pursuant to Rule 144.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi jurisdictional disclosure system adopted by the SEC, to prepare this registration statement in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed with this registration statement on Form 40 F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 20 to the audited consolidated financial statements of the Company for the year ended December 31, 2010 filed as Exhibit 99.2 and in Note 20 to the audited consolidated financial statements of the Company for the year ended December 31, 2009 filed as Exhibit 99.3, as set forth in the Exhibit Index attached hereto.

RESOURCE AND RESERVE ESTIMATES

The Company’s Revised Annual Information Form (“AIF”) filed as Exhibit 99.1 to this registration statement on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2010, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.0009.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40 F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.48, inclusive as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40 F, the Registrant hereby incorporates by reference Exhibits 99.2 and 99.3, the Annual Audited Consolidated Financial Statements of the Registrant for each of the years ended December 31, 2010 and 2009, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20 F, and Exhibits 99.4 and 99.5, the Company’s management’s discussion and analysis for each of the years ended December 31, 2010 and 2009, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.49 through 99.55 inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-Term Debt Obligations(1)	$12,432	$7,658	$4,774	Nil	Nil
Capital (Finance) Lease	Nil	Nil	Nil	Nil	Nil
Obligations
Operating Lease Obligations	$78	$49	$29	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities:
Asset Retirement Obligations(2)(1)	$1,401	Nil	Nil	Nil	$1,401
Deferred Revenue(3)	$14,014	$1,823	$4,597	$4,426	$3,168
Derivative Instruments(4)	$28,315	$8,481	$15,371	$4,463	Nil
Total	$56,240	$18,011	$24,771	$8,889	$4,569

(1)

Long-term debt obligations relate to a project loan with Macquarie Bank Limited (“Macquarie”) which is to be repaid in full on or before September 30, 2013 pursuant to an amortization schedule. The Company must meet all the terms and conditions of this project loan. Failure to meet certain of these conditions could constitute an event of default and result in acceleration of repayment of all amounts drawn down under this project loan.

(2)

Asset retirement obligations relate to the operation of the Santa Elena and Cruz de Mayo Projects. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at December 31, 2010 has been estimated to be $1,401,294, using a long-term inflation rate of 4.4%, a discount rate of 8% (credit adjusted risk-free interest rate) and projected mine life of 8 years.

(3)

Deferred revenue relates to an upfront deposit from Sandstorm Gold Ltd. (“Sandstorm”) for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life-of-mine reserves and resources at the Santa Elena Project attributable to Sandstorm.

(4)

Derivative instruments relate to a Hedging Facility and a European gold call option granted as part of financing agreements with Macquarie. The Hedging Facility comprises 55,000 ounces of gold sold forward at U.S.$926.50 per ounce over a three-and-one-half year period commencing December 2010 to June 2014. The European gold call option is for 5,000 ounces of gold at a strike price of U.S.$1,000 per ounce which expires on June 13, 2012.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an registration statement on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is concurrently filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC in connection with the class of securities in relation to which the obligation to file this registration statement on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this registration statement:

Exhibit	Description

Annual Information

99.1.	Revised Annual Information Form dated May 11, 2011 for the year ended December 31, 2010

99.2.	Audited Consolidated Annual Financial Statements for the year ended December 31, 2010

99.3.	Audited Consolidated Annual Financial Statements for the year ended December 31, 2009

99.4.	Management’s Discussion and Analysis for the year ended December 31, 2010

99.5.	Management’s Discussion and Analysis for the year ended December 31, 2009

Quarterly Information

99.6.	Unaudited Interim Consolidated Financial Statements for the third quarter ended September 30, 2010

99.7.	Management’s Discussion and Analysis for the third quarter ended September 30, 2010

99.8.	Unaudited Interim Consolidated Financial Statements for the second quarter ended June 30, 2010

99.9.	Management’s Discussion and Analysis for the second quarter ended June 30, 2010

99.10.	Unaudited Interim Consolidated Financial Statements for the first quarter ended March 31, 2010

99.11.	Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Shareholder Meeting Materials

99.12.	Notice of 2011 Annual General Meeting

99.13.	Information Circular for 2011 Annual General Meeting

99.14.	Proxy form for 2011 Annual General Meeting

99.15.	Notice of 2010 Annual General Meeting

99.16.	Information Circular for 2010 Annual General Meeting

99.17.	Proxy form for 2010 Annual General Meeting

Material Change Reports

99.18.	May 20, 2011 – The Company closes $30.0 million bought deal prospectus offering

99.19.	April 29, 2011 - The Company enters into an engagement agreement with Canaccord Genuity Corp. in connection with a Cdn.$30,000,000 bought deal offering of common shares of the Company

99.20.	April 28, 2011 - The Company announces positive results of its Preliminary Assessment NI 43-101 Technical Report and updated Mineral Resources and Reserves for its Santa Elena Mine

News Releases

99.21.	May 19, 2011 – SilverCrest Closes $30.0 Million Bought Deal Prospectus Offering

99.22.	April 27, 2011 – SilverCrest announces Cdn.$30,000,000 bought deal common share financing

99.23.	April 26, 2011 – SilverCrest files NI 43-101 Technical Report for Santa Elena reserve update and expansion project

99.24.	April 13, 2011 - SilverCrest Santa Elena Mine Commissioning Phase Update Silver and Gold Sales Reported

99.25.	April 12, 2011 - SilverCrest Announces Santa Elena Expansion Plan Net Present Value of U.S.$491 Million Indicated at Current Metal Prices

99.26.	March 7, 2011 – SilverCrest Reports La Joya Initial Drill Results; Up to 19.2 Metres of High Grade Silver Values

99.27.	February 15, 2011 - SilverCrest Appoints Vice President, Operations

99.28.	January 14, 2011 - SilverCrest Updates Market On U.S. Trading Status

99.29.	January 6, 2011 - SilverCrest Santa Elena Mine Start-Up Phase Update

99.30.	December 1, 2010 - SilverCrest Acquires New Major Mexico Property

99.31.	October 14, 2010 - SilverCrest Announces Santa Elena’s First Doré Shipment

99.32.	September 10, 2010 - SilverCrest Announces Grant of Stock Options

99.33.	September 9, 2010 - SilverCrest Completes First Metals Pour at Santa Elena

99.34.	July 29, 2010 - SilverCrest’s Initial Gold & Silver Production Imminent

99.35.	June 1, 2010 - SilverCrest Announces Upcoming Events: Cambridge Conference, Annual General Meeting

99.36.	May 27, 2010 - SilverCrest’s Santa Elena Mine Gears Up For Production

99.37.	May 5, 2010 - SilverCrest Appoints Director of Communications

99.38.	April 8, 2010 - SilverCrest Santa Elena Gold and Silver Mine Construction Update #2

99.39.	January 15, 2010 - SilverCrest Updates Santa Elena Mine Construction

Technical Reports

99.40.

April 1, 2011, as amended May 11, 2011 – NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico (Prepared by P. James F. Barr, P.Geo, John Chow, MAusIMM., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo)

Prospectuses

99.41.	May 11, 2011 – Final short form prospectus

Constating Documents

99.42.	May 20, 2003 – Certificate of Change of Name (Province of British Columbia, Canada)

99.43.	September 5, 2001 - Certificate of Change of Name (Province of British Columbia, Canada)

99.44.	May 15, 1998 – Certificate of Continuation (Province of British Columbia, Canada)

99.45.	June 14, 2010 – Notice of Articles

99.46.	June 22, 2005 – Articles of the Company

Shareholder Rights Plan

99.47.	May 21, 2008 - Shareholder Rights Plan Agreement

Material Documents

99.48.	May 3, 2011 – Underwriting Agreement

Consents

99.49.	Consent of Davidson & Company LLP

99.50.	Consent of P. James F. Barr, P.Geo.

99.51.	Consent of John Chow, MAusIMM.

99.52.	Consent of Geoff Allard, P.E.

99.53.	Consent of C. Stewart Wallis, P. Geo.

99.54.	Consent of EBA Engineering Consultants Ltd.

99.55.	Consent of Allard Engineering Services LLC

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SILVERCREST MINES INC.

By:	/s/ J. Scott Drever
Name:	J. Scott Drever
Title:	Chairman and President

Date: May 27, 2011